November 5, 2021 Jonathan Litt, Founder & CIO Land and Buildings 1 Landmark Square Stamford, CT 06901 Dear Jon, I received your letter dated November 1, 2021 and have shared and discussed it with the full Board. We appreciate the constructive dialogue we have had over the past year. We have found many of your ideas helpful and actionable; in fact, as you know, we have already implemented several of them. Examples include: 1. With your agreement, earlier this year the Board appointed three new directors – Herman Bulls, Alison Hill and Craig Leupold. Concurrently, we announced that two other directors would step down from the Board. This refreshment increased the diversity, number of independent directors and breadth of capital allocation expertise of the Board; 2. I was appointed as the new Chair of the Board in April 2021; and 3. The Board formed a Capital Allocation Committee in late January 2021 comprised of four independent directors, including Alison and Craig. Since its formation, the Committee has met formally seven times and has held a number of separate working sessions, with and without management. The Committee has been keenly focused on the Company’s capital allocation strategies, policies and priorities to enhance value creation for all shareholders. We have appreciated your input and believe our private discussions have been productive. The Board shares your desire for our dialogue to continue being private and constructive. With regards to your letter, as you know we have already reached out to schedule a meeting with you on Monday, November 8th to discuss your perspective regarding the Company’s NAV. We are eager to better understand the assumptions that underlie the assertions in your most recent letter. Our primary objective will be to understand your derivation of the NOI, the adjustment for the Allianz JV and any insights you can share on the valuation of the other assets and fee income streams. We are all well-aligned in our desire to properly assess the NAV of the Company. We also noted in your letter that you intend to nominate yourself to stand for election to the ACC Board at the 2022 Annual Meeting. Given this development, we would like for you to meet with members of our Nominating and Corporate Governance Committee. A member of that Committee will be reaching out to you after NAREIT to schedule a meeting to discuss your interest in joining the ACC Board. We look forward to speaking with you on Monday. Sincerely, Cydney Donnell Chair of the Board of Directors